EXHIBIT 1

November 17, 2004

Greater Atlantic Financial Corp.

10700 Parkridge Boulevard

Reston, VA  20191

Re:          Request for Executive Search

To the Board of Directors:

I believe that the Company’s performance has been extremely disappointing and the management ineffective.  As beneficial owner of 199,745 shares of the common stock of Greater Atlantic Financial Corp. (the “Company”), I request that (1) the Company’s Board of Directors replace the Company’s current Chairman, Charles Calomiris, and current President and Chief Executive Officer, Carroll Amos, (2)  the Nominating Committee of its Board of Directors promptly engage a professional search firm to conduct a search for qualified, experienced management and new directors to replace the current Chairman and President , and (3) the Nominating Committee not nominate Charles Calomiris and Carroll Amos to serve any additional terms on the Board of Directors.

Sincerely,

/s/ George William Calomiris
George William Calomiris